SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                         TTI HOLDINGS OF AMERICA CORP.
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                                (Name of Issuer)


                        Common Stock, Par Value $0.0001
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                         (Title of Class of Securities)


                                  873047 10 4
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                                 (CUSIP Number)
                            Crossover Advisors, LLC
                                Arnold P. Kling
                         545 Madison Avenue, 6th Floor
                               New York, NY 10022
                                 (212) 755-8777
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 15, 2001

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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.873047 10 4                   13D                     Page 2 of 4 Pages


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Crossover Advisors, LLC: 13-4185047

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*


N/A
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


N/A
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6    CITIZENSHIP OR PLACE OF ORGANIZATION


United States
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               7    SOLE VOTING POWER

  NUMBER OF
                950,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                950,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


950,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


14.0%
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14   TYPE OF REPORTING PERSON*

CO

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

CUSIP No.873047 10 4                   13D                     Page 3 of 4 Pages

ITEM 1.        SECURITY AND ISSUER

     The class of securities to which this statement relates in the common stock, $0.0001 par value (the "Common Stock") of TTI Holdings of America Corp., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 545 Madison Avenue, 6th Floor, New York, New York 10022.

ITEM 2.        IDENTITY AND BACKGROUND

         (a) - (c)

               Name              Principal Occupation      Employer Address

               (d)      None

               (e)      None

               (f)      United States

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Payment for Consulting services for the Company

ITEM 4.        PURPOSE OF TRANSACTION

     Shares acquired for investment purposes

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

               (a) Crossover Advisors, LLC beneficially now owns 950,000 shares of the Common Stock of the Issuer, which represents approximately 14.0% of the Issuer's outstanding Common Stock.

               (b) JWZ Holdings, Inc. and Adelphia Holdings, LLC. have sole voting and dispositive power with respect to the 950,000 shares of the Issuer's Common Stock.

CUSIP No.873047 10 4                   13D                     Page 4 of 4 Pages


               (c) Effective November 15, 2001, Crossover Advisors, LLC and TTI Holdings of America Corp., amended the Consulting Agreement.

               (d) Not Applicable

               (e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     To the best knowledge of the undersigned, there are no contracts, arrangements, understanding or relationships (legal or otherwise) between the undersigned and any person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option agreement, puts or call, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

     Consulting Agreement, with amendments, annexed hereto.


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        December 5, 2001
                                        ----------------------------------------
                                                         (Date)


                                        /s/ Arnold P. Kling
                                        ----------------------------------------
                                                       (Signature)


                                        Manager
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).